Exhibit 99.83

GUNNISON COPPER CORP.

QUALIFICATION CERTIFICATE

TO:	British Columbia Securities Commission, as principal regulator

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Financial and Consumer Services Commission (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

RE:	Gunnison Copper Corp. (the “Company”) – Preliminary Short Form Base Shelf Prospectus dated May 11, 2026 (the “Preliminary Prospectus”)

This certificate is delivered by the Company pursuant to National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions in connection with the filing of the Preliminary Prospectus for the distribution of its securities.

The Company is relying on Section 2.2 of NI 44-101 to qualify to file a short form prospectus. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in NI 44-101.

The Company hereby certifies that:

(a)	the Company is an electronic filer under National Instrument 13-103 – System for Electronic Data Analysis and Retrieval+ (SEDAR+);

(b)	the Company is a reporting issuer in at least one jurisdiction of Canada;

(c)	the Company has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction:

i.	under applicable securities legislation;
ii.	pursuant to an order issued by the securities regulatory authority; or
iii.	pursuant to an undertaking to the securities regulatory authority;

(d)	the Company has, in at least one jurisdiction in which it is a reporting issuer:

i.	current annual financial statements; and
ii.	a current annual information form;

(e)	the Company’s equity securities are listed and posted for trading on a short form eligible exchange and the Company is not an issuer,

i.	whose operations have ceased, or
ii.	whose principal asset is cash, cash equivalents, or its exchange listing; and

(f)	all of the material incorporated by reference in the Preliminary Prospectus and not previously filed are being filed concurrently with the Preliminary Prospectus.

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IN WITNESS WHEREOF the undersigned has signed this certificate as of         May 11       , 2026.

GUNNISON COPPER CORP.

By:	(signed) “Craig Hallworth”
Name:	Craig Hallworth
Title:	Chief Financial Officer

Gunnison Copper – Qualification Certificate